LAW OFFICES OF
                      EHMANN, VAN DENBERGH & TRAINOR, P.C.


TWO PENN CENTER PLAZA, SUITE 220                      TELEPHONE:  (215) 851-9800
1500 JOHN F. KENNEDY BOULEVARD                            DIRECT DIAL:  Ext. 222
PHILADELPHIA, PENNSYLVANIA 19102                            FAX:  (215) 851-9820


                                                               February 13, 2006

VIA FAX AND EDGAR
-----------------

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549-00405
ATTN:  Donna Levy
Fax No: 202-772-9220

      Re:   Daleco Resources Corporation
            File No: 0-12214

Gentlemen,

      We reference the Staff's letter of February 8, 2006 regarding Proposals 3 and 4 of the Registrant's Preliminary Proxy Statement on Schedule 14A.

      In response to the Staff's letter, the Respondent would note as follows:

Proposal 3--Increase in Authorized Number of Shares, page 11.

      1. The Registrant proposes to add the following sentence at the end of the fourth paragraph under the heading, "Discussion."

            "The Company has no current plans, proposals or arrangements, written or otherwise, to engage in any business or investment opportunity utilizing the increase in the authorized shares of Common Stock, other than the issuance of shares upon the exercise of existing options and warrants if and as necessary. Rather the Company desires to be in the position to be able take advantage of such business or investment opportunity when and if such an opportunity becomes available."


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EHMANN, VAN DENBERGH & TRAINOR, P.C.                                      Page 2


      A copy of the amended page is attached hereto at Exhibit 1 for your reference.

Proposal 4--Ratification of Stock Award to Special Committee of the Board of Directors, page 13.

      2 & 3 The Registrant has elected to remove any reference to compensation of directors for future services. Thus, the proposal will deal with only one issue, the ratification of the award already made to the Special Committee of the Board of Directors.

      Attached hereto as Exhibit 2 are the amended pages of the Proxy Statement showing the deleted portions of the text. Parallel changes will be made in the Registrant's Notice of Annual Meeting and Proxy.

      We believe that the above fully addresses the Staff's comments. Should you wish to discus the foregoing, please feel free to contact the undersigned (215-851-1660) or the Registrant's President, Gary J. Novinskie (610-429-1258).

                                                 Sincerely,

                                                 /s/ C. Warren Trainor

                                                 C. Warren Trainor

CWT:mta

cc:      Gary J. Novinskie, President & CFO (via Fax)


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EHMANN, VAN DENBERGH & TRAINOR, P.C.                                      Page 3


                                    EXHIBIT 1

endeavor. The intent and purpose of the Company's proposal is to provide the Company the flexibility to act or react immediately if the opportunity or need arises. The Company has no current plans, proposals or arrangements, written or otherwise, to engage in any business or investment opportunity utilizing the increase in the authorized shares of Common Stock, other than the issuance of shares upon the exercise of existing options and warrants. Rather the Company desires to be in the position to be able take advantage of such business or investment opportunity when and if such an opportunity becomes available.

      Management recommends that the Stockholders vote FOR the resolution to increase the authorized shares of Common Stock from 50,000,000 to 100,000,000.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

      The Audit Committee of the Board of Directors has selected the accounting firm of Vasquez & Company, LLP, to be the Company's Independent Registered Public Accountant to audit the books and records of the Company and its subsidiaries for the 2006 fiscal year. This firm replaced the Company's previous auditor, Jay Shapiro, who resigned as the Company's Auditor on September 9, 2004 due to the expense of complying with the certification process required under the Sarbanes Oxley Act of 2002 and the Public Company Accounting Oversight Board ("PCAOB"). Mr. Shapiro had audited the books and records of the Company commencing in fiscal 1998 through 2003. Vasquez & Company, LLP, has been then the Company's auditors since that time and has prepared the audits for its 2003, 2004 and 2005 fiscal years. Other than providing audit services, there is no material relationship between Vasquez & Company, LLP, and the Company. Vasquez & Company, LLP, is certified by the PCAOB as required under the Sarbanes Oxley Act of 2002 and is considered well qualified.

      In Fiscal Years 2004 and 2005, the Company paid Vasquez & Company, the following compensation.

============ ================ ============================================== ========================= =============
                              Financial Information System                   All Other Fees (1)        Total
Year         Audit Fee        Design and Implementation Fees
------------ ---------------- ---------------------------------------------- ------------------------- -------------
2004         $51,000                                0                                   $0             $51,000
------------ ---------------- ---------------------------------------------- ------------------------- -------------
2005         $45,000                                0                                $24,086           $69,086
============ ================ ============================================== ========================= =============

(1) The Company paid Vasquez & Company the following fees in addition to its fee for the Annual Audit of the Company: (i) $21,000 for its review of the


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EHMANN, VAN DENBERGH & TRAINOR, P.C.                                      Page 4


                                    EXHIBIT 2

                         RATIFICATION OF STOCK AWARD TO
                  SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

      On April 29, 2005, the Board of Directors appointed Lord Gilbert, Mr. H. Paul Pryor and Mr. Alfonso Knoll as a Special Committee of the Board of Directors ("Special Committee") to identify and recruit additional persons to act as officers and independent directors of the Company. As consideration for their services, the Board voted to grant each member of the Special Committee 300,000 shares of Common Stock ("Award"). Since the Company's announced policy has been not to compensate its directors, other than for reimbursement of costs associated with a director's performance of his duties, the Company believes that the award of these Shares requires Stockholders approval. The Company is seeking Stockholder approval of these awards^. Mr. Pryor resigned as a Director on May 17, 2005. The Special Committee consisting of Mr. Knoll and Lord Gilbert continued in existence though August 2005 when Mr. Benediktson and Mr. Trynin agreed to join the Company. The Board believes that the members of the Special Committee are entitled to the Award for their additional services and efforts on behalf of the Company and the Stockholders.

Required Vote

      The shares represented by the enclosed proxy will be voted at the meeting as directed. If no choice is specified in the proxy, the shares represented by the enclosed proxy will be voted "FOR" the ratification of the Award. A majority of the shares voting at the meeting is required for the ratification of the Award and the approval to compensate directors for special services rendered in the future by granting awards of Common Stock.

      The Board of Directors recommends a vote "FOR" the proposal to ratify the Award.

CODE OF ETHICS

      On December 9, 2005, the Board of Directors passed a Code of Ethics for the Company. A copy of the Company's Code of Ethics was filed as Exhibit 14.1 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on January 13 2006. A copy of the Code of Ethics is attached hereto as Schedule 2.

      The Company will, at no charge to its Stockholders, provide additional copies of the Code of Ethics to any one whom so requests. Any request should be sent to the Company's Secretary at the following address:

                                          Daleco Resources Corporation
                                          Attention: Corporate Secretary
                                          120 North Church Street